                                                                      Exhibit 13




                               ANNUAL REPORT 2001




                                   COVER PAGE

                                  INSIDE COVER

                                FINANCIAL SUMMARY

=================================================================================================================================

                                                                                                           00 to 01     99 to 00
At or For Year Ended November 30                           2001               2000              1999       % Change     % Change
---------------------------------------------------------------------------------------------------------------------------------

Operations
---------------------------------------------------------------------------------------------------------------------------------
Net revenues                                          $6,015,214         $4,849,528       $5,818,222        24.0        (16.7)
Net gain on sale of real property                     $  581,023         $        0       $        0          NA           NA
Operating income (loss)                               $  656,437         $ (552,513)      $  257,662           *            *
Income (loss) before income taxes (benefit)           $  583,871         $ (744,965)      $   19,753           *            *
Net income (loss)                                     $  580,818         $ (744,965)      $   19,753           *            *
Weighted average common shares outstanding             3,586,451          3,586,451        3,458,552           -          3.7

---------------------------------------------------------------------------------------------------------------------------------

Per Share Data**
---------------------------------------------------------------------------------------------------------------------------------

Net income (loss)                                     $      .16         $     (.21)      $      .01           *            *
Cash dividends                                        $        -         $        -       $        -          NA           NA
Stockholders' equity (deficit)                        $      .08         $     (.08)      $      .13           *            *

---------------------------------------------------------------------------------------------------------------------------------

Financial Position
---------------------------------------------------------------------------------------------------------------------------------

Assets                                                $1,984,837         $2,304,110       $3,392,190       (13.9)       (32.1)
Working capital (deficit)                             $  124,511         $ (340,372)      $ (560,625)          *        (39.3)
Property and equipment                                $  133,539         $1,013,063       $1,011,676       (86.8)         0.1
Long-term debt, less current maturities                       $0         $  988,702       $        -      (100.0)          NA
Stockholders' equity (Deficit)                        $  286,904         $ (293,914)      $  451,051           *            *

---------------------------------------------------------------------------------------------------------------------------------

Number of employees                                         33                 25                25
Number of stockholders                                 approx. 800        approx. 800        approx. 800

---------------------------------------------------------------------------------------------------------------------------------

 * Because the data changes from negative to positive, the percentage of change is not meaningful.
 ** Earnings (loss) per share, assuming full dilution, are equivalent to earnings (loss) per share.


================================================================================

                                      INDEX
Financial Summary                                                              1
Letter to Shareholders                                                         2
Selected Financial Data                                                        4
Management's Discussion and Analysis                                           5
Independent Auditor's Report                                                  11
Balance Sheets                                                                12
Statements of Operations                                                      14
Statements of Stockholders' Equity (Deficit)                                  15
Statements of Cash Flows                                                      16
Notes to the Financial Statements                                             18
Shareholder Information                                                       29
Directors and Officers                                                        29

                            DEAR FELLOW SHAREHOLDER:

================================================================================

"Strong determination and confidence " only begins to describe the effort and qualities of our employees and our new board of directors during 2001. Such qualities persevered notwithstanding the Company's negative equity of $293,914, at the beginning of our year and the possibility of losing our bank financing. Despite these odds, our staff grew by over 30%, we increased revenues by 24% and made a small profit from such revenues while significantly increasing the Company's working capital from the sale of its real property.

Our customers played a significant role in our success, as they embraced our transition from being primarily a technology provider and consultant to more of a system supplier of AGVs to their industries. We also gained new customers in new niche markets due to our increased mechanical electrical and control expertise for "engineered to order products". We remain optimistic that such new ventures will allow the Company to continue its growth and be successful.

Laserway (R) continues to be the Automatic Guided Vehicle technology of choice worldwide, due to the benefits of extensive past research and development and its commitment to continuous future improvement for the industry.

In 2001 we relocated in space that more efficiently suits our needs and we began doing business as Transbotics Corporation to better define our unique identity and our role in the industry. Our name change aligns us as a " transport solution provider" and defines what we do. In fact, our name change goes back to our roots. Transport robot technology or AGV systems, which originated through NDC Sweden, has evolved to provide transportation for various industries. Transbotics continues this tradition by supplying a unique product designed and delivered with market familiarity. Today, we supply the entire system, including guidance, vehicles and integration.

Although Company's financial condition continues to be weak for what we are trying to accomplish, the Company will continue to search for new equity and financing to allow us the freedom to grow more aggressively.

During these current economic times of uncertainty, especially after the events of September 11, 2001, all of us have learned that we must fight hard to preserve what we have already accomplished if we are to have a future. We are committed to looking to the heroic examples of the volunteer workers in recent months to motivate us in staying committed to the cause of creating a great future, for the Company.

On behalf of the Board of Directors and our employees, I wish to thank you for your interest and continued support.

February 2002


Sincerely yours,



Claude Imbleau
President

                             SELECTED FINANCIAL DATA

================================================================================================================================

                                                                           At or For Year Ended November 30
                                                      --------------------------------------------------------------------------

                                                       2001            2000            1999            1998            1997
--------------------------------------------------------------------------------------------------------------------------------
Statements of Operations Data:
    Net revenues                                     $ 6,015,214     $ 4,849,528     $ 5,818,222     $ 4,015,698     $ 4,076,897
    Cost of goods sold                                 3,959,246       3,320,829       3,614,922       2,387,342       2,695,289
--------------------------------------------------------------------------------------------------------------------------------
       Gross profit                                  $ 2,055,968     $ 1,528,699     $ 2,203,300     $ 1,628,356     $ 1,381,608
--------------------------------------------------------------------------------------------------------------------------------

Net gain on sale of real property                    $   581,023     $         -     $         -     $         -     $         -
--------------------------------------------------------------------------------------------------------------------------------

Operating expenses:
    Selling                                          $   673,671     $   710,944     $   723,162     $   662,780     $   693,106
    General and administrative                         1,226,321       1,317,182       1,222,476         996,994       1,552,900
    Research and development                              80,562          53,086               -               -               -
--------------------------------------------------------------------------------------------------------------------------------
                                                     $ 1,980,554     $ 2,081,212     $ 1,945,638     $ 1,659,774     $ 2,246,006
--------------------------------------------------------------------------------------------------------------------------------
       Operating income (loss)                       $   656,437     $  (552,513)    $   257,662     $   (31,418)    $  (864,398)
--------------------------------------------------------------------------------------------------------------------------------

Net interest expense                                 $   (72,566)    $  (192,452)    $  (237,909)    $  (244,865)    $  (195,962)
--------------------------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes (benefit)          $   583,871     $  (744,965)    $    19,753     $  (276,283)    $(1,060,360)
Federal and state income taxes                             3,053               -               -               -               -
--------------------------------------------------------------------------------------------------------------------------------
       Net income (loss)                             $   580,818     $  (744,965)    $    19,753     $  (276,283)    $(1,060,360)
================================================================================================================================

Weighted average number of
   common shares outstanding
  (Basic and fully diluted)                            3,586,451       3,586,451       3,458,552       3,453,451       3,453,451
================================================================================================================================

Basic and diluted earnings (loss) per share          $       .16     $      (.21)    $       .01     $      (.08)    $      (.31)
================================================================================================================================

Cash dividend declared per common share              $         -     $         -     $         -     $         -     $         -
================================================================================================================================

Balance Sheets Data:
Working capital (Deficit)                            $   124,511     $  (340,372)    $  (560,625)    $  (563,725)    $   570,259
Total assets                                         $ 1,984,837     $ 2,304,110     $ 3,392,190     $ 2,706,650     $ 2,757,331
Long-term debt, less current maturities              $         -     $   988,702     $         -     $   114,889     $ 1,042,055
Total liabilities                                    $ 1,697,933     $ 2,598,024     $ 2,941,139     $ 2,325,352     $ 2,099,750
Stockholders' equity (Deficit)                       $   286,904     $  (293,914)    $   451,051     $   381,298     $   657,581

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================


     The following discussion and analysis should be read in conjunction with the financial statements (including the notes thereto) presented elsewhere herein.

Overview

     The Company derives virtually all of its revenues from the sale of hardware, software and engineering services in connection with projects incorporating its Automated Guided Vehicle (AGV) control technology. In prior years the Company's net revenues from AGV systems, vehicles and technology were derived primarily from sales to customers serving, a limited number of industries - automotive, food and paper, textiles and newspaper publishing. The Company's results of operations can be expected to continue to depend substantially upon the capital expenditure levels in those industries and in other industries that it may enter.

     Due to the long sales cycle involved, uncertainties in timing of projects, and the large dollar amount a typical project usually bears to the Company's historical and current quarterly and annual net revenues, the Company has experienced, and can be expected to continue to experience, substantial fluctuations in its quarterly and annual results of operations.

     The Company sells its products and services primarily in two ways. Vehicles, technology and other products and services may be sold in a "project" that becomes an integrated AGV system. The other way is to sell hardware, software and services as standard items, with less involvement by the Company in overall system design. The Company generally would recognize lower net revenue but would realize a higher gross profit margin percentage in selling standard items, in each case compared to the sale of a project, due to the inclusion in project sales of other vendors' products and services with margins generally lower than the Company's own products and services. Between any given accounting periods, the levels of and mixture of standard item sales and project sales can cause considerable variance in net revenues, gross profit, gross profit margin, operating income and net income.

     Revenues from standard item sales are recognized upon shipment, while revenues from project sales are recognized under the "percentage of completion" method. Under this method, with respect to any particular customer contract, revenues are recognized as costs are incurred relative to each major component of the project. Although the percentage of completion method will ordinarily smooth out over time the net revenue and profitability effects of large projects, such method nevertheless subjects the Company's results of operations to substantial fluctuations dependent upon the progress of work on project components. Such components can differ markedly from one another in amount and in gross profit margin.

     Project contracts are billed upon attainment of certain "milestones." The Company grants payment terms of 30 days to its customers. It typically receives a cash advance ranging from 10% to 30% of the total contract amount. Bills are thereafter delivered as milestones are reached. Upon delivery of the project, the customer typically reserves a "retainage" of 10% to 20% pending system acceptance.

     Notwithstanding the receipt by the Company of cash advances and periodic payments upon reaching project milestones, the Company requires external financing for its costs and estimated earnings in excess of billings on uncompleted contracts, inventories, receivables and other assets.

     The Company's backlog consists of all amounts contracted to be paid by customers but not yet recognized as net revenues by the Company.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================

        Strategy diversification: Management has taken the following actions in an attempt to increase revenues and minimize losses:

 .    Establish and develop strategic alliances with selected customers
 .    Pursue AGV system business in selected market niches
 .    Grow the distribution business by adding supplementary products
 .    Expand the aftermarket sales business

     The Company continues to explore raising additional equity and/or debt to ensure the viability of its operations and potential growth opportunities. (See Liquidity and Capital Resources for further information).



     Forward-looking statements: This report (including information included or incorporated by reference herein) contains certain forward-looking statements with respect to the financial condition, results of operation, plans, objectives, future performance and business of the Company.

     These forward-looking statements involve certain risk and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities:

a) Revenues from end user systems sales, new OEMs and new niches may be lower than expected or delayed.
b) The Company might be unable to raise the additional working capital needed, directly or through a business combination, to finance the current business strategy.
c) General economic or business conditions, either nationally or in the markets in which the Company is doing business, may be less favorable than expected resulting in, among other things, a deterioration of market share or reduced demand for its products.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================

RESULTS OF OPERATIONS

     The table below shows the relationship of income and expense items relative to net revenues for the fiscal years ended November 30, 2001, 2000 and 1999, respectively.

                                                                                           Percentage of Change
                                                                                             Period to Period
                                                  Percentage of Net Revenues                Increase (Decrease)
----------------------------------------------------------------------------------------------------------------------
                                                                                       Year Ended       Year Ended
                                                        For year Ended                November 30,     November 30,
                                                 2001        2000        1999         2000 to 2001     1999 to 2000
----------------------------------------------------------------------------------------------------------------------
Net Revenues                                    100.0 %     100.0 %     100.0 %            24.0 %         (16.7)%
Cost of goods sold                               65.8        68.5        62.1              19.2            (8.1)
----------------------------------------------------------------------------------------------------------------------

Gross profit                                     34.2        31.5        37.9              34.5           (30.6)

Net gain on sale of property                      9.6           -           -                NA               -

Operating expenses:
   Selling                                       11.2        14.7        12.4              (5.2)           (1.7)
   General and administrative                    20.4        27.1        21.0              (6.9)            7.7
   Research and development                       1.3         1.1           -              51.8               -
----------------------------------------------------------------------------------------------------------------------

                                                 32.9        42.9        33.4              (4.8)            7.0
----------------------------------------------------------------------------------------------------------------------

Operating income (loss)                          10.9       (11.4)        4.4                 *               *
Net interest expense                             (1.2)       (4.0)       (4.1)            (62.3)          (19.1)
----------------------------------------------------------------------------------------------------------------------

Income (loss) before income
 taxes (benefit)                                  9.7       (15.4)         .3                 *               *

Income Tax Expense                                 .1           -           -                 -               -
----------------------------------------------------------------------------------------------------------------------

Net income (loss)                                 9.6 %     (15.4)%        .3 %               * %             * %
======================================================================================================================

* Because the data changes from negative to positive, or from positive to negative, the percentage of change is not meaningful.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================

Fiscal Year Ended November 30, 2001 Compared To Fiscal Year Ended November 30, 2000.

     Net revenues increased by $1,165,686 or 24.0% from $4,849,528 for the fiscal year ended November 30, 2000 to $6,015,214 for the fiscal year ended November 30, 2001. The increase is primarily due to the increased turnkey project AGV system sales compared to the prior year. The company revenues during 2001 were derived from the following types of industries such as a special niche aviation, automotive, printing, food and beverage. The Company realized lower revenues in 2001 from the entertainment industry compared to the prior year, and no new systems were released in 2001. The Company will continue to focus on increasing revenues in 2002 by providing more AGV turnkey systems.

     Cost of goods sold increased from $3,320,829 to $3,959,246, or 19.2%, due primarily to the increased revenues. As a percentage of net revenues, cost of goods sold decreased to 65.8% compared to 68.5% the prior year. The primary reason for the decrease in percentage is the Company experienced higher margins on its turnkey AGV systems revenues in the current year compared to the prior. The Company also experienced lower cost for goods that were imported due to a strong U.S. dollar. Gross profit increased by $527,269, or 34.5%, from $1,528,699 to $2,055,968.

    The Company closed on the sale of its land and building in March 2001 for a sale price of $1,600,000 and realized a gain of $581,023 after deducting moving expenses of approximately $30,000 which significantly improved the Company's liquidity (see Note 12). The new location is 3400 Latrobe Drive, Charlotte, NC, 28211. In the new location, the Company is combining all its operations for testing, development, manufacturing and distribution to improve its operating efficiencies.

    Selling expenses decreased from $710,944 to $673,671, or 5.2% primarily due to lower travel expenses compared to the prior year. General and administrative expenses decreased by $90,861 from $1,317,182 to $1,226,321, or 6.9%. The decrease compared to the prior year was primarily due to the following: 1) lower office equipment lease and maintenance expense of approximately $40,000 and 2) decreased expenses in telephone, taxes, insurance and other general expenses of approximately $50,000. As a percentage of net revenues, general and administrative expenses decreased from 27.1% to 20.4% primarily due to the increase in revenues in 2001. The Company continued to invest in the development of new AGV products and increased its expenditures by 51.8% or $27,476 in the current year compared to the prior year.

     Primarily as a result of the foregoing, the operating income increased by $1,208,950 from an operating loss of $552,513 to an operating income of $656,437 for the current year.

    Net interest expense decreased from $192,452 to $72,566, a decrease of 62.3%. The repayment of the mortgage loan and line of credit in March 2001 significantly lowered the borrowing costs compared to the prior year resulting in the decline.

     Income tax expense of $3,053 is due to limitations on the utilization of the net operating loss carryforward. The Company continues to have loss carryforwards that are not assured to be realized.

     Primarily due to the sale of the land and building, higher gross profit and lower general and administrative expenses as described above, the Company's net income increased by $1,325,783 from a net loss of $744,965 to a net income of $580,818.

Backlog

       Backlog consists of all amounts contracted to be paid by customers but not yet recognized as net revenues by the Company. At November 30, 2001, the Company had a backlog of approximately $1,450,000 compared to $940,000 total backlog one year earlier. Substantial fluctuations in backlog are considered normal due to the size of AGV system contracts. Substantial fluctuations in the industry makeup of the Company's backlog also are considered normal.

MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================

Fiscal Year Ended November 30, 2000 Compared To Fiscal Year Ended November 30, 1999.

     Net revenues in 2000 decreased compared to the prior year. Revenues decreased by $968,694 or 16.7%, from $5,818,222 for the fiscal year ended November 30, 1999 to $4,849,528 for the fiscal year ended November 30, 2000. The Company's strategy to increase revenues by selectively selling turnkey systems to end users and system integrators adopted in September of 1997 was less successful in 2000 compared to 1999. The large order received from the automotive market through Harcon was the primary reason for the increased systems revenues in 1999.

     Cost of goods sold decreased from $3,614,922 to $3,320,829, or 8.1%, due primarily to the decreased revenues. As a percentage of net revenues, cost of goods sold increased to 68.5% compared to 62.1% the prior year. The primary reason for the increase is the Company experienced lower margins on turnkey systems revenues. Gross profit decreased by $674,601, or 30.6%, from $2,203,300 to $1,528,699.

     Selling expenses decreased from $723,162 to $710,944, or 1.7%. General and administrative expenses increased by $94,706 from $1,222,476 to $1,317,182, or 7.7%. The increase compared to the prior year was primarily due to the following: 1) rent cost increases due to a new test facility of approximately $35,000 2) increased office equipment maintenance expense of approximately $25,000 and 3) increased expenses in telephone, taxes, insurance and other general expenses.

     Primarily as a result of the foregoing, the operating results decreased by $810,175 from an operating income of $257,662 to an operating loss of $552,513 for the current year.

     Net interest expense decreased from $237,909 to $192,452, a decrease of 19.1%.

     Primarily as a result of the foregoing, the net results decreased by $764,718 from a net income of $19,753 to a net loss of $744,965.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

================================================================================

Liquidity and Capital Resources

  The Company experiences needs for external sources of financing to support its working capital, capital expenditures and acquisition requirements when such requirements exceed its cash generated from operations in any particular fiscal period. The amount and timing of external financing requirements depend significantly upon the nature, size, number and timing of projects and contractual billing arrangements with customers relating to project milestones. The Company has relied upon bank financing under a revolving working capital facility, long-term debt, capital leases and proceeds of its public and private offerings to satisfy its external financing needs. During 2001, the Company lost its ability to obtain traditional bank financing when Netzler & Dahlgren withdrew their bank guarantee.

  During the year ended November 30, 2001 net cash provided from operating activities was $476,959.

  The Company operated under adverse liquidity conditions due to negative shareholders' equity and negative working capital through the first quarter of the year. To improve its liquidity, the Company sold its office property located at 3101 Latrobe Drive in March 2001 (see note 12) for $1,600,000 and realized a net gain of $581,023. Proceeds from the sale were used to retire the debt from the Company's mortgage lender (First Citizens Bank) in an amount of approximately $885,000, and the Company's bank credit line with Summit Business Capital Corporation (formerly known as National Bank of Canada) was fully paid in an amount of approximately $100,000. The pay off of the credit line permitted the termination of the Letter of Credit given by Netzler & Dahlgren in favor of Summit Business Capital Corporation. NDCA also applied approximately $80,000 from the sale proceeds against current payables to Netzler & Dahlgren. The Company was current at November 30, 2001 on its Note payable to Netzler & Dahlgren. The Company's receivables were pledged to Netzler & Dahlgren to secure its note receivable from the Company. Such pledge is to remain in place until its note is paid in full.

       During the fourth quarter of 2000, the Company renegotiated its license agreement with Netzler & Dalgren. The new agreement, dated November 30, 2000, expands the Company's territory to sell to end-users worldwide and to continue to sub-license the technology in North America , but on a non-exclusive basis rather than on an exclusive basis as in prior years. In addition, the note payable to Netzler & Dahlgren of $606,046 has been restructured with the interest lowered from 16% to 9% per annum.

      Netzler & Dahlgren has indicated to the Company that Netzler & Dahlgren's financial exposure to the Company must be reduced by timely payment of the current note. To ensure prompt payments, the Company must remain profitable or raise additional equity and/or debt to refinance the Note. In the first quarter of 2002, the Company began paying vendors on a deferred basis to meet its obligation to Netzler & Dahlgren on the note payable and retain its license agreement.

      There are no assurances that the deficiency in the cash flow will not reoccur. The Company had been exploring and continues to explore the possibility of raising additional equity capital or subordinated debt, either directly or possibly through a business combination, in order to improve its financial position and have the working capital to address potential growth opportunities. Management believes that its working capital is currently adequate due to the gains realized in the second quarter of 2001. There can be no assurances that the Company will be successful in maintaining its profitability or raising the additional capital or subordinated debt that may be necessary for the Company's operations. The Company's ability to continue as a going concern would be adversely affected if the Company is not able to consistently improve its working capital and liquidity.

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
NDC Automation, Inc. /dba/ Transbotics Corporation
Charlotte, North Carolina

We have audited the accompanying balance sheets of NDC Automation, Inc. as of November 30, 2001 and 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NDC Automation, Inc. as of November 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended November 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 14 to the financial statements, there is substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                 McGLADREY & PULLEN, LLP

Charlotte, North Carolina
January 11, 2002

                                 BALANCE SHEETS

===========================================================================================
                                                                         November 30,
                                                                    2001              2000
-------------------------------------------------------------------------------------------
      ASSETS (Note 4)

CURRENT ASSETS
     Cash and cash equivalents (Note 1)                       $     427,288   $       4,767
     Accounts receivable, net (Notes 2, 5 and 8)                    858,985         833,481
     Inventories                                                    262,542         371,723
     Costs and estimated earnings in excess of
            billings on uncompleted contracts (Note 3)              248,074          39,968
     Prepaid expenses and other assets                               25,555          19,011
-------------------------------------------------------------------------------------------
             Total current assets                             $   1,822,444   $   1,268,950
-------------------------------------------------------------------------------------------

NONCURRENT DEPOSITS                                           $      28,854   $      22,097
-------------------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT
      Land (Note 12)                                          $          --   $     300,000
      Building and improvements (Note 12)                                --       1,126,623
      Furniture, fixtures, and office equipment                     140,378         148,143
      Machinery and equipment                                        89,805          79,021
-------------------------------------------------------------------------------------------
                                                              $     230,183   $   1,653,787
       Less accumulated depreciation                                 96,644         640,724

-------------------------------------------------------------------------------------------
                                                              $     133,539   $   1,013,063

-------------------------------------------------------------------------------------------
                                                              $   1,984,837   $   2,304,110
===========================================================================================

See Notes to Financial Statements

                                 BALANCE SHEETS

===========================================================================================================
                                                                                        November 30,
                                                                                   2001            2000
-----------------------------------------------------------------------------------------------------------
      LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
     Note payable, bank (Note 4)                                              $         -      $    293,082
     Current maturities of long- term debt (Note 4 and 8)                         178,739           369,858
     Accounts payable and accrued expenses;
             including affiliates $254,922 at 2001
             and $121,075 at 2000 (Note 8)                                      1,160,072           763,772
     Billings in excess of costs and estimated
             earnings on uncompleted contracts (Note 3)                           356,069           182,610
     Income tax payable                                                             3,053                 -
-----------------------------------------------------------------------------------------------------------

             Total current liabilities                                        $ 1,697,933      $  1,609,322
-----------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (Note 4 and 8)                                                 $         -      $    988,702
-----------------------------------------------------------------------------------------------------------

COMMITMENTS (Note 9)
STOCKHOLDERS' EQUITY (DEFICIT) (Notes 10 and 11)
     Preferred stock, par value $.01 per share
           authorized 1,000,000 shares; no shares issued                      $          -     $          -
     Common stock, par value $.01 per share;
           11,000,000 shares authorized
           at 2001 and 2000; 3,586,451 shares
           were issued and outstanding at 2001
           and 2000, respectively                                                   35,864           35,864
     Additional paid-in capital                                                  4,260,236        4,260,236
     Accumulated deficit                                                        (4,009,196)      (4,590,014)
-----------------------------------------------------------------------------------------------------------

                                                                              $    286,904     $   (293,914)
-----------------------------------------------------------------------------------------------------------
                                                                              $  1,984,837     $  2,304,110
===========================================================================================================

                            STATEMENTS OF OPERATIONS

============================================================================================================

                                                                       Years ended November 30,
                                                                2001              2000           1999
------------------------------------------------------------------------------------------------------------
Net revenues (Notes 5 and 8)                             $     6,015,214    $    4,849,528   $    5,818,222
Cost of goods sold (Note 8)                                    3,959,246         3,320,829        3,614,922
-------------------------------------------------------------------------------------------------------------
    Gross profit                                         $     2,055,968    $    1,528,699   $    2,203,300
-------------------------------------------------------------------------------------------------------------

Net gain on sale of real property                        $       581,023    $            -   $            -
-------------------------------------------------------------------------------------------------------------

Operating expenses:
      Selling                                            $       673,671    $      710,944   $      723,162
      General and administrative (Note 9)                      1,226,321         1,317,182        1,222,476
      Research and development                                    80,562            53,086                -
-------------------------------------------------------------------------------------------------------------
                                                         $     1,980,554    $    2,081,212   $    1,945,638
-------------------------------------------------------------------------------------------------------------
            Operating income (loss)                      $       656,437         ($552,513)  $      257,662
-------------------------------------------------------------------------------------------------------------

Net interest expense (Note 8):                           $       (72,566)   $     (192,452)  $     (237,909)
-------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes                        $       583,871         ($744,965)  $       19,753

Federal and state income taxes  (Note 6)                           3,053                 -                -
-------------------------------------------------------------------------------------------------------------
           Net income (loss)                             $       580,818         ($744,965)  $       19,753
=============================================================================================================

Basic and diluted earnings (loss) per share              $           .16    $         (.21)  $          .01
=============================================================================================================

Weighted average common shares outstanding                     3,586,451         3,586,451        3,458,552
=============================================================================================================

Dividends per common share                               $             -    $            -   $            -
=============================================================================================================


See Notes to Financial Statements

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

=================================================================================================================================

                                                                      Years Ended November 30,
---------------------------------------------------------------------------------------------------------------------------------
                                                        2001                         2000                       1999
                                              Amount           Shares         Amount        Shares     Amount       Shares
                                              ------           ------         ------        ------     ------       ------
Common Stock:
   Balance, beginning                   $      35,864       3,586,451    $    35,864     3,586,451  $    34,534   3,453,451
   Issuance of common stock (Note 10)               -            -                 -             -        1,330     133,000
---------------------------------------------------------------------------------------------------------------------------------
   Balance, ending                      $      35,864       3,586,451    $    35,864     3,586,451  $    35,864   3,586,451
=================================================================================================================================

Additional Paid-in Capital:
   Balance, beginning                   $   4,260,236                    $ 4,260,236                $ 4,211,566
   Issuance of common stock (Note 10)               -                              -                     48,670
---------------------------------------------------------------------------------------------------------------------------------
   Balance, ending                      $   4,260,236                    $ 4,260,236                $ 4,260,236
=================================================================================================================================

Accumulated Deficit:
   Beginning deficit                      ($4,590,014)                   ($3,845,049)               $(3,864,802)
   Net income (loss)                          580,818                       (744,965)                    19,753
---------------------------------------------------------------------------------------------------------------------------------
   Ending deficit                         ($4,009,196)                   ($4,590,014)               $(3,845,049)
=================================================================================================================================

---------------------------------------------------------------------------------------------------------------------------------
Stockholders' Equity (Deficit) at
  November 30                           $     286,904       3,586,451      ($293,914)    3,586,451  $   451,051   3,586,451
=================================================================================================================================


See Notes to Financial Statements

                            STATEMENTS OF CASH FLOWS

============================================================================================================================

                                                                                        Years ended November 30,
                                                                                 2001             2000            1999
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
        Net income (loss)                                                        $  580,818      $  (744,965)   $    19,753
        Adjustments to reconcile net income (loss) to net
          cash provided by operating activities:
            Depreciation                                                             52,494           82,327         82,085
            Increase (decrease) in provision for doubtful accounts                   46,275          (12,275)             -
            (Gain) loss on sale of property and equipment                          (584,232)           9,454              -
            Gain on foreign currency exchange rate                                   (7,203)         (11,980)       (15,959)
        Change in assets and liabilities:
            (Increase) decrease in accounts receivable                              (71,779)       1,061,087     (1,076,402)
            (Increase) decrease in inventories                                      109,181           (5,358)       227,429
            (Increase) decrease in costs and estimated earnings in
                excess of billings on uncompleted contracts                        (208,106)          (4,944)       101,523
            (Increase) decrease in prepaid expenses
                and other assets                                                    (13,301)          10,484         (4,009)
            Increase (decrease) in accounts payable
                and accrued expenses                                                396,300         (106,156)       967,972
            Increase in income tax payable                                            3,053                -              -
            Increase (decrease) in billings in excess of costs and
                estimated earnings on uncompleted contracts                         173,459          (26,662)        92,940
----------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY
                OPERATING ACTIVITIES                                             $  476,959      $   251,012    $   395,332
----------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
        Proceeds from the sale of property and equipment                         $1,471,507      $         -    $         -
        Purchase of equipment                                                       (60,245)         (93,168)       (33,849)
----------------------------------------------------------------------------------------------------------------------------
            NET CASH PROVIDED BY (USED IN)
                INVESTING ACTIVITIES                                             $1,411,262      $   (93,168)   $   (33,849)
----------------------------------------------------------------------------------------------------------------------------

See Notes to Financial Statements

                            STATEMENTS OF CASH FLOWS

==========================================================================================================================

                                                                                        Years ended November 30,
                                                                                 2001              2000            1999
--------------------------------------------------------------------------------------------------------------------------
CASH FLOW FROM FINANCING ACTIVITIES
        Net borrowings (payments) on revolving credit  agreement                ($293,082)   $     124,929     $  (178,504)
        Principle payments on long-term borrowings                            ($1,179,821)        (328,696)       (266,621)
        Net proceeds  from common stock issued                                          -                -          50,000
--------------------------------------------------------------------------------------------------------------------------

            NET CASH USED IN
                 FINANCING ACTIVITIES                                         ($1,472,903)       ($203,767)      ($395,125)
--------------------------------------------------------------------------------------------------------------------------
        Effect of foreign currency exchange rate changes
          on cash and cash equivalents                                        $     7,203    $       5,450     $    15,959
--------------------------------------------------------------------------------------------------------------------------
        Increase (decrease) in cash and cash equivalents                      $   422,521         ($40,473)       ($17,683)

        Cash and cash equivalents:

           Beginning                                                                4,767           45,240          62,923
--------------------------------------------------------------------------------------------------------------------------
           Ending                                                             $   427,288    $       4,767     $    45,240
==========================================================================================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
        Cash payments for :
           Interest                                                           $    72,566    $     191,956     $   233,533
SUPPLEMENTAL SCHEDULE OF NON CASH FINANCING ACTIVITIES
        Conversion of trade payables to long term debt                        $         -    $     606,046     $         -

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 1.  Nature of Business and Significant Accounting Policies

Nature of business:

    The Company was formed to acquire, develop, market, and sell hardware, software and engineering services that are incorporated into and used to control automatic guided vehicle systems ("AGVS"). The Company markets its products and services to designers of integrated automation systems, original equipment manufacturers, and end users primarily within the North American continent.

    A summary of the Company's significant accounting policies follows:

Revenue recognition:

    The Company recognizes revenue from the sales of commercial products as shipments are made.

    The Company recognizes revenues under long-term contracts on the percentage of completion method, measured by the percentage of each component cost incurred to date to estimated total component contract costs for each component in the contract. Component costs include material, direct labor, subcontracts, engineering, overhead, and miscellaneous costs. Provisions for estimated losses are made in the period in which they first become determinable.

    "Costs and estimated earnings in excess of billings on uncompleted contracts" represent revenue recognized in excess of amounts billed. "Billings in excess of costs and estimated earnings on uncompleted contracts" represent billings in excess of revenues recognized.

Estimates:

    The preparation of financial statements in conformity with accounting principle generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and cash equivalents:

    For purposes of reporting the statements of cash flows, the Company considers all cash accounts , and all highly liquid debt instruments purchased with a maturity of three months or less, to be cash equivalents. The Company maintains demand deposits with a financial institution which are in excess of the federally insured amount.

Inventories:

    The inventories are priced at the lower of cost or market, with cost being determined by the weighted average method. Inventories consist primarily of parts for computerized material handling systems purchased from Netzler & Dahlgren and motor-in-wheel drive units purchased from Schabmuller GMBH.

Property and equipment:

    Property and equipment is stated at cost. Depreciation and amortization are primarily computed using the straight-line method over the following useful lives:

                                                                 Years
                                                                 -----

          Building and improvements                              21-28
          Furniture, fixtures and office equipment                4-7
          Machinery and equipment                                 3-5

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 1.  Nature of Business and Significant Accounting Policies (Continued)


Foreign currency translation:

    Payables to foreign companies that are denominated in foreign currencies are translated at rates that approximate the year-end foreign exchange rates. Resultant gains or losses are reflected in cost of goods sold. The costs of items of foreign origin which are included in inventory have been translated at historical exchange rates prevailing at the date of acquisition.

Income taxes:

    Provisions for income taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating losses, and tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Earnings (losses) per common share:

       The Company adopted Statement of Financial Accounting Standards No. 128 (SFAS No.128) Earnings Per Share, which supersedes APB Opinion No. 15. SFAS No. 128 requires the presentation of earnings per share by all entities that have common stock or potential common stock, such as options, warrants, and convertible securities, outstanding that trade in a public market. Basic per share amounts are computed, generally, by dividing net income or loss by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless the effect is antidilutive, thereby reducing a loss or increasing the income per common share. The Company initially applied Statement No. 128 for the year ended November 30, 1998. As described in Note 11, at November 30, 2001, 2000 and 1999 the Company had options outstanding to purchase a total of 93,500, 90,617 and 134,092 shares of common stock, respectively, at a weighted-average exercise price of varying amounts. The inclusion of those potential common shares in the calculation of diluted loss per share would have an antidilutive effect. Therefore, basic and diluted loss per share amounts are the same in 2001, 2000 and 1999.

Advertising:

    The Company follows the policy of charging production cost of advertising to expense as incurred. Advertising expenses for the years ending November 30, 2001, 2000 and 1999 were $14,860, $25,645, and $21,759 respectively.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 2. Accounts Receivable

    Accounts receivable consist of the following at November 30, 2001 and 2000, respectively:

                                                          2001         2000

------------------------------------------------------------------------------
Trade and contract                                     $ 939,413     $ 868,101

Less: Allowance for doubtful accounts                    (84,000)      (37,725)
------------------------------------------------------------------------------
                                                       $ 855,413     $ 830,376
Other                                                          -         1,380
Employees                                                  3,572         1,725
------------------------------------------------------------------------------

                                                       $ 858,985     $ 833,481
==============================================================================



Note 3.  Costs and Estimated Earnings on Uncompleted Contracts

       Costs and estimated earnings on uncompleted contracts consist of the following at November 30, 2001 and 2000, respectively:

                                                          2001         2000

------------------------------------------------------------------------------
Costs incurred on uncompleted contracts              $ 2,173,777   $ 2,618,568
Estimated earnings                                     1,143,233       937,584
------------------------------------------------------------------------------
                                                     $ 3,317,010   $ 3,556,152
Less billings to date                                 (3,425,005)   (3,698,794)
------------------------------------------------------------------------------

                                                     $  (107,995)  $  (142,642)
==============================================================================

    Included in the accompanying balance sheets under the following captions:

                                                          2001         2000

--------------------------------------------------------------------------------
Costs and estimated earnings in excess of billings
     on uncompleted contracts                        $   248,074   $    39,968

Billings in excess of costs and estimated earnings
     on uncompleted contracts                           (356,069)     (182,610)
--------------------------------------------------------------------------------

                                                     $  (107,995)  $  (142,642)
================================================================================

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 4.  Pledged Assets, Note Payable, Bank and Long-Term Debt

                                                                                            2001            2000
--------------------------------------------------------------------------------------------------------------------
Note Payable Agreement allowed the Company to borrow up to $450,000 and bore interest at the lender's prime rate plus 2.75% per annum . The Company's loan outstanding was not to exceed the lesser of (a) U.S. $450,000 or (b) 80% of i)
Qualified Accounts Receivable (as defined in the Loan Agreement) that are non-project Qualified Accounts and ii) Qualified Accounts that are project
Qualified Accounts (as defined in the Loan Agreement) plus 50% of all eligible inventory, but in no event were (A) Inventory Value be in excess of $300,000 and
(B) Inventory Value and Qualified Accounts that were project Qualified Accounts be in excess of $450,000. The Loan Agreement was further secured by 1) an
Inventory Repurchase Agreement and 2) a $450,000 irrevocable Letter of Credit issued by a Swedish bank. Netzler & Dahlgren Co. AB (NDCab) was obligated to repay the Letter of Credit Bank any funds it disbursed under the Letter of
Credit. The Company was ultimately responsible to repay to NDCab any amounts it paid in reimbursing the Letter of Credit Bank . The Repurchase Agreement
guaranteed that NDCab would repurchase on certain conditions up to $300,000 worth of inventory, thereby providing funds to pay lender if the Company default on its loan obligations. The Loan Agreement terminated and was fully paid when
the Company sold its land and building in March of 2001 as per Note 12. (1)(2)            $       -      $   293,082
====================================================================================================================

Long-term debt consists of the following:
--------------------------------------------------------------------------------------------------------------------

Mortgage note payable to a bank was based on a 9.5% fixed rate. Original principal balance of $1,013,484 was to be repaid in twelve (12) consecutive monthly principal and interest payments of $13,912, with one final payment of approximately $777,084 due on May 31, 2002 . The note was collaterized by the
Company's land and building until the sale as per Note 12.                                $       -      $   907,112

Note payable to Netzler & Dahlgren Co AB, based on a 4.50% fixed rate from
November 30, 2000 until March 31, 2001 and then 9.0% fixed rate from April 1,
2001 thru June 30, 2002. Original principal balance to be repaid in one payment of 952,412 Swedish Krona or approximately US$95,042 depending on the exchange rate at time of payment on April 1, 2001 and then fifteen (15) consecutive monthly principal payments of 238,103 Swedish Krona starting April 1, 2001, or approximately US$23,760 depending on the exchange rate at time of payment, plus interest. The note was collaterized by the Company's land and building until the sale as per Note 12; the Note is now collaterized solely by the Company's
accounts receivable.                                                                        178,739          451,448
--------------------------------------------------------------------------------------------------------------------
                                                                                          $ 178,739      $ 1,358,560

Less current maturities:                                                                    178,739          369,858
--------------------------------------------------------------------------------------------------------------------
                                                                                          $       -      $   988,702
====================================================================================================================

(1) The prime rate at November 30, 2001 was 5.00% and 9.50% at November 30,
    2000.
(2) The line of credit was secured by a first priority security interest in the Company's accounts receivable, inventory, software and intangibles.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 5.  Major Customers

       Net revenues and accounts receivable as of and for the years ended November 30, 2001, 2000, and 1999, respectively, include sales to the following major customers (each of which accounted for 10% or more of the total net revenues of the Company for those years):

                                               Amount of Net Revenues
                                              Year Ended November 30,

Customer                                2001            2000            1999
--------------------------------------------------------------------------------

A                                        $      *     $ 1,057,382  $   1,410,915
B                                         951,603               *              *
C                                         675,944               *              *
D                                         622,392               *              *

                                                Accounts Receivable
                                                    November 30,

                                        2001            2000            1999
--------------------------------------------------------------------------------

A                                        $      *     $   225,574  $     629,890
B                                          71,453               *              *
C                                               0               *              *
D                                               0               *              *


*Not a major customer.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 6. Income Taxes

     Income taxes consist of the following components for the years ended November 30, 2001, 2000, and 1999, respectively:

                                  2001                2000               1999
--------------------------------------------------------------------------------

Current                    $     3,053        $          -        $          -
Deferred                             -                   -                   -
--------------------------------------------------------------------------------
                           $     3,053        $          -        $          -
================================================================================

    Net deferred tax assets consist of the following components as of November 30, 2001 and 2000, respectively:

Deferred tax assets:
   Allowance for doubtful accounts              $    32,385          $    14,663
   Inventory valuation reserves                      31,614               27,202
   Net operating loss carryforward                1,506,143            1,766,165
   General business credit carryforwards             48,420               45,367
   Depreciation                                           -               21,510
   Other                                              2,208                3,910
Deferred tax liabilities:
   Depreciation                                     (11,079)                   -
   Other                                               (612)                   -
--------------------------------------------------------------------------------
                                                $ 1,609,079          $ 1,878,817

   Less valuation allowance                       1,609,079            1,878,817
--------------------------------------------------------------------------------

   Net deferred taxes                           $         -          $         -
================================================================================

The changes in the valuation allowance for the years ended November 30, 2001, 2000 and 1999 were $(269,738), $269,388 and $(9,219), respectively. The valuation reserve is the result of management's determination that the Company may not be able to generate sufficient future taxable income to realize the recorded deferred tax assets.

    A reconciliation of the statutory income tax to the income tax expense included in the Statements of Operations is as follows:

                                                               Years Ended November 30,
                                            2001                        2000                       1999
------------------------------------------------------------------------------------------------------------------
                                                  % of                        % of                        % of
                                     Dollar       Pre-tax       Dollar        Pre-tax       Dollar        Pre-tax
                                     Amount       Income        Amount        Income        Amount        Income
------------------------------------------------------------------------------------------------------------------
Statutory federal income
  tax (benefit)                      $ 198,516        34.0    $(253,288)        (34.0)    $  6,716          (34.0)
Increase (decrease) in
taxes resulting from:
State income taxes                      29,194         5.0      (37,248)         (5.0)         988            5.0
Changes in valuation allowance        (269,738)      (46.2)     269,388          36.2       (9,219)         (46.7)
Other                                   45,081         7.7       21,148           2.8        1,515            7.7
------------------------------------------------------------------------------------------------------------------
                                     $   3,053          .5    $       -             -     $      -              -

==================================================================================================================

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 7.   401(k) Profit Sharing Plan

     The Company has a profit sharing plan, the contributions to which are discretionary. In 2001 the Company terminated its profit sharing plan to use a human resource firm which administers the Company's employees benefits.

     The 401(k) profit sharing plan allows both the Company and eligible employees to contribute. The Company may, at its discretion, match 50% of the participant's contribution, up to a maximum of 6% of the employee's salary or the maximum allowed by the IRS. The Company's contribution for the years ended November 30, 2001, 2000 and 1999 amounted to $23,742, $14,525, and $15,225 respectively.

Note 8.   Related Party Transactions

     Until June 6, 2001, the Company was related to NDC, Netzler & Dahlgren Co. AB (Netzler & Dahlgren) through common ownership. Netzler & Dahlgren is the Company's largest supplier of AGVS control technology. It sold its Company shares to two of Company's officers in 2001.

     During the third quarter of 2000 the Company continued to delay payments on trade payables to Netzler & Dahlgren due to cash not being available under the current line of credit. During the third quarter of 1999, Netzler & Dahlgren converted trade payables into a two year note with a principal amount of $606,046 to partially offset the net cash used for operations at that time (see
Note 4 of the financial statements).

     On November 30, 1995, the Company signed a ten (10) year Master License Agreement with Netzler & Dahlgren to purchase certain products at stipulated prices. During the fourth quarter of 2000 the Company renegotiated its license agreement with Netzler & Dahlgren. The new agreement, dated November 30, 2000, is for ten years and expands the Charlotte based Company's territory to sell to end-users worldwide and to continue to sub-license the technology in North America but on a non-exclusive basis. In addition, the note payable to Netzler & Dahlgren of $606,046 was restructured with the interest lowered from 16% to 9%. Under the new agreement, Netzler & Dahlgren extended its existing Letter of Credit to NDCA's bank and the bank extended the Company's line of credit of $450,000 to April 30, 2001. The License Agreement provides for certain royalty payments based on 10% of revenues on license fee contracts entered into after November 30, 2000.

     Netzler & Dahlgren indicated to the Company that Netzler & Dahlgren's financial exposure to the Company had to be reduced. To do this within the time frame required by Netzler & Dahlgren, the Company entered into a contract to sell its building (see Note 12). Proceeds from the sale of the building were used to retire the debt from the mortgage and the Company's bank credit line. The pay off of the credit line permitted the termination of the Netzler & Dahlgren Letter of Credit to the bank. NDCA also payed approximately $80,000 from the proceeds against current payables to Netzler & Dahlgren. Further, the Company's receivables were pledged to Netzler and Dahlgren to secure its note receivable from the Company in exchange for security it had in the building until its note is paid in full. There can be no assurances that the Company can continue to operate as a going concern if it does not meet its remaining financial obligations to Netzler & Dahlgren.

     The Company's Executive Vice President, Tommy Hessler, owns 50% of NDC Technologies Australia PTY Ltd ("NDCTA") which is the Netzler & Dahlgren representative for Australia. In 2001 revenues from sales to NDCTA were $2,654 and purchases from NDCTA were $252,378. Prior to June 6, 2001, NDCTA was not related to the Company.

     The Company had the following transactions with Netzler & Dahlgren for the years ended November 30, 2001, 2000, and 1999, respectively:

                                                                  2001            2000        1999
-------------------------------------------------------------------------------------------------------
Revenues                                                      $   89,899     $    27,538   $    77,986
=======================================================================================================
Purchases of hardware, software & engineering services        $  599,119     $   551,901   $   844,414
=======================================================================================================
Interest expense                                              $   22,177     $    48,137   $    70,178
=======================================================================================================

There was no royalty expense for the three years ended November 30, 2001.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================


Note 9.  Commitments

     At November 30, 2001, the Company had no outstanding forward exchange contracts. These contracts are purchased as needed from time to time to hedge identifiable foreign currency commitments.

     The Company leases property and equipment under long-term operating leases expiring on various dates through March, 2006 and on a month-to-month basis. Rental expense was $206,226, $137,383, and $109,347 for the years ended November 30, 2001, 2000, and 1999 respectively.

     Minimum rental commitments under long-term operating leases at November 30, 2001 were as follows:

2002                 $  176,520
2003                    146,133
2004                    143,884
2005                    147,302
2006                     62,375
                     ----------
                     $  676,214
                     ==========

     The Company has an employment contract with the President which provides for a minimum annual base salary of $115,000. The base salary is subject to annual reviews. The contract expires on March 1, 2002.

Note 10.  Issuance of Common Stock

     On November 15, 1999, the Company sold 113,000 shares of common stock, par value $.01 per share in a private placement. The net proceeds to the Company from the sale of the shares was $50,000. The Company applied the proceeds to working capital needs and other general corporate needs.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 11.  Stock Option Plans

     The Company has adopted Statement of Financial Accounting Standards (`SFAS') No. 123, Accounting for Stock-Based Compensation. FASB Statement No.123, requires that the Company account for its stock based compensation plans using a fair value based method which measures compensation cost at the grant date based upon the value of the awards, which is then recognized over the vesting period. The accounting requirements of the statement apply to awards to employees entered into fiscal years that begin after December 15, 1995 and to transactions with non-employees entered into after December 15, 1995. The Statement allows and the Company has elected to continue to use APB Opinion No. 25 Accounting for Stock Issued to Employees to measure compensation cost, but is required to disclose the pro forma effect on net income and earnings per share to reflect the difference between the compensation cost from applying APB Opinion No. 25 and the related cost measured by the fair value method defined in the statement for all awards granted in years beginning after December 15, 1994. The Statement did not change the reporting required for the Plans discussed below.

1990 and 1993 Stock Option Plans:

     On October 10, 1990, the Compensation Committee of the Board of Directors adopted the NDC Automation, Inc. 1990 Stock Option Plan ("the 90 Plan"), the adoption of which was ratified by the shareholders at the annual meeting held on April 10, 1991. In September 1992, the Company registered up to 178,613 shares of common stock for issuance. On October 23, 1993, the Compensation Committee of the Board of Directors adopted the NDC Automation, Inc. 1993 Stock Option Plan ("the 93 Plan"), the adoption of which was ratified by the shareholders at the annual meeting held on May 5, 1994.

     Options to purchase 174,375 shares of common stock were granted pursuant to the 90 Plan and are available for exercise upon achievement by the Company of certain financial performance targets set by the Board of Directors on an annual basis. The options will be exercisable for a term of ten years, commencing on the date of the grant at an exercise price of $.7917 to $1.56 for new employees. The 93 Plan authorized 100,000 options to purchase common stock, of which 100,000 were granted and are available for exercise upon achievement by the Company of certain financial performance targets set by the Board of Directors on an annual basis. On October 24, 1994, the 93 Plan options were repriced with approval by the Compensation Committee at an exercise price of $1.56.

     Of the 274,375 total shares of common stock options granted, the Compensation Committee granted to the Company's current and former executive officers options to purchase 120,375 shares of common stock at an exercise price of $.7917 for the 90 Plan, and 18,000 shares of common stock for the 93 Plan at an exercise price of $1.56. The exercise price of the options granted is based on the average fair market value of the common stock for the five business days preceding the date of the grant.

1997 Stock Option Plan:

     On December 7, 1996, the Compensation Committee of the Board of Directors adopted The NDC Automation, Inc. 1997 Stock Option Plan ("the 97 Plan"), the adoption of which was ratified by the shareholders at the annual meeting held April 25, 1997. The 97 Plan authorized 225,000 options to all officers and employees in the form of incentive stock options, of which 210,000 were granted in January 1997 at an exercise price of $0.50 per share upon achievement by the Company of certain financial performance targets set by the Board of Directors on an annual basis. No pro forma compensation expense has been disclosed due to financial performance targets not being obtained in 1998 or 1997 and due to uncertainty of financial performance targets being obtained prospectively.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 11.  Stock Option Plans (continued)

2001 Stock Option Plan:

    On May 10, 2001, the Compensation Committee of the Board of Directors adopted The NDC Automation, Inc. 2001 Stock Option Plan ("the 01 Plan"), the adoption of which is to be ratified by the shareholders at the annual meeting to be held May 10, 2002. The 01 Plan authorized 225,000 options to all officers and employees in the form of incentive stock options, of which 75,000 were granted in May 2001 at an exercise price of $0.195 per share upon achievement by the Company of certain financial performance targets set by the Board of Directors on an annual basis. The performance target for 2001 was that the Company had to be profitable.

    Transactions involving these plans for the years ended November 30, 2001, 2000 and 1999 respectively, are summarized as follows:

STOCK OPTIONS                          2001*                                           2000*
--------------------------------------------------------------------------------------------------------------
                          90 Plan    93 Plan    97 Plan    Total         90      93 Plan   97 Plan      Total
                                                                        Plan
                        ------------------------------------------   ------------------------------------------
Outstanding, December 1    13,567     49,800     81,750   145,117      29,542     51,800   158,250    239,592

Granted                         -          -          -         -           -          -         -          -
Canceled                  (13,567)      (800)   (37,250)  (51,617)    (15,975)    (2,000)  (76,500)   (94,475)
Exercised                       -          -          -         -           -          -         -          -
------------------------------------------------------------------   ------------------------------------------

Outstanding, November 30        -     49,000     44,500    93,500     13,567     49,800    81,750    145,117

==================================================================   ==========================================

Exercisable, November 30        -     49,000     44,500    93,500      13,567     49,800    27,250     90,617
==================================================================   ==========================================


                                       1999*
STOCK OPTIONS
-------------------------------------------------------------------
                          90 Plan    93 Plan    97 Plan   Total
                         ------------------------------------------

Outstanding, December 1    29,677     52,100    167,250    249,027

Granted                         -          -          -          -
Canceled                     (135)      (300)    (9,000)    (9,435)
Exercised                       -          -          -          -
-------------------------------------------------------------------

Outstanding, November 30   29,542     51,800    158,250    239,592

===================================================================

Exercisable, November 30   29,542     51,800     52,750    134,092

===================================================================


* The weighted average exercise price per share of options outstanding, granted, canceled, exercised, or exercisable for the 90 Plan was $0.7917, for the 93 Plan is $1.56, for the 97 Plan is $0.50 and for the 01 Plan is $0.195.

                          NOTES TO FINANCIAL STATEMENTS

================================================================================

Note 12.  Sale of land and building

    The Company closed on the sale of the land and building in March 2001 for $1,600,000 and realized a gain of $581,023 after deducting approximately $100,000 of closing costs and moving expenses of approximately $30,000. Proceeds from the sale were used to retire the the mortgage debt and the Company's bank credit line. The pay off of the credit line permitted the termination of Netzler & Dahlgren Letter of Credit to the bank. NDCA also applied approximately $80,000 from the sale proceeds against current payables to Netzler & Dahlgren. Further, the Company receivables will be pledged to Netzler and Dahlgren to secure its note receivable from the Company until its note is paid in full.

Note 13.  FASB Statements And Proposed Regulations

    On June 15, 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). FAS 133 is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. FAS 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

    The Company purchases foreign-currency exchange contracts to settle their international debts. The Company will purchase and settle these contracts on the same day. Any gains and losses on the foreign-currency-denominated debts are recorded as transaction adjustments in current earnings. The Company had a gain on foreign currency transactions of $11,151, $60,564, and $30,310 for the three year ended November 30, 2001.

Note 14.  Continued operations

    In the past years the Company has suffered operating losses but currently has an operating income. This left the Company with a deficit and negative working capital prior to the sale of its land and building (see Note 12). Due to the losses, lender contacts have indicated that it would take time for the Company to reestablish a line of credit. This raises substantial doubt about the Company's ability to continue as a going concern.

    Management has made the following actions in an attempt to increase revenues and minimize losses.

 .   Establish and develop strategic alliances with selected customers
 .   Pursue AGV system business in selected market niches
 .   Grow the distribution business by adding new supplementary products
 .   Expand the aftermarket sales business

    The Company has been successful during 2001 year by increasing revenues and returning the Company to profitability.

    There can be no assurance that the Company can successfully meet the objectives of any such activities to ensure the viability of its operations.

                             SHAREHOLDER INFORMATION

====================================================================================================================================
ANNUAL MEETING                                               DIRECTORS
   The annual meeting will be held at 10:00 am, Friday,
   May 10, 2002, at NDC Automation's Corporate offices       D. Bruce Wise
   in Charlotte, North Carolina.                             Chairman of the Board of Directors, NDC Automation, Inc.
                                                             Chief Executive Officer, Integrated Technologies Group
SHAREHOLDER RELATIONS
   A copy of NDC's Annual Report and form 10-KSB,
   which is filed with the Securities and Exchange           Claude Imbleau
   Commission, will be sent to any shareholder upon          Director
   written request to Manager-Investor Relations
   NDC Automation, Inc./dba/Transbotics Corporation          Raymond O. Gibson
   3400 Latrobe Drive                                        Director
   Charlotte, North Carolina 28211

                                                             Richard D. Schofield
CORPORATE OFFICES                                            Director
   NDC Automation Inc./dba/Transbotics Corporation
   3400 Latrobe Drive
   Charlotte, North Carolina 2821l-4849

   (704) 362-1115 Telephone
   (704) 364-4039 Facsimile

STOCK EXCHANGE LISTINGS                                      OFFICERS
   Over the Counter: OTC Bulletin Board
   OTC Symbol: "AGVS.OB"                                     Claude Imbleau
                                                             President
TRANSFER AGENT                                               Chief Financial Officer
   First Citizens Bank
   Raleigh, North Carolina

                                                             Tommy Hessler
LEGAL COUNSEL                                                Executive Vice President
   Parker, Poe, Adams and Bernstein, LLP
   Charlotte, North Carolina
                                                             Beverly C. Love
   Shumaker, Loop and Kendrick, LLP                          Chief Accounting Officer
   Charlotte, North Carolina

AUDITORS                                                     E. Thomas Watson
   McGladrey & Pullen, LLP                                   Secretary, NDC Automation, Inc.
   Charlotte, North Carolina                                 Partner at Parker, Poe, Adams and Bernstein LLP

====================================================================================================================================

COMMON STOCK DATA
                                                                                   Market Price Per Share
                                                             -----------------------------------------------------------------------
                                                                          2001                             2000
                                                             -----------------------------------------------------------------------
Quarter Ended                                                     High              Low               High              Low
                                                               Bid     Ask     Bid       Ask       Bid     Ask     Bid       Ask
------------------------------------------------------------------------------------------------------------------------------------
February 28                                                    0.81    0.91    0.13      0.16      0.72    0.97    0.26      0.33
May 31                                                         0.47    O.63    0.15      0.20      1.19    1.22    0.38      0.53
August 31                                                      0.37    0.45    0.21      0.30      0.50    0.75    0.26      0.28
November 30                                                    0.34    0.51    0.21      0.25      0.32    0.47    0.19      0.20
====================================================================================================================================